Filed Pursuant to Rule 424(b)(3)

File No. 333-153862

Grant Park Fund September 2011 Update

October 21, 2011

Supplement dated October 21, 2011 to Prospectus dated April 29, 2011
Class	September ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-1.6%	-8.3%	$54.5M	$1,365.52
B	-1.7%	-8.7%	$525.3M	$1,160.05
Legacy 1	-1.5%	-6.7%	$6.1M	$956.12
Legacy 2	-1.6%	-7.1%	$17.0M	$947.45
Global 1	-1.3%	-7.2%	$14.2M	$913.98
Global 2	-1.4%	-7.4%	$28.9M	$906.06
Global 3	-1.5%	-8.6%	$236.6M	$864.23

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies: The euro weakened against major counterparts as the failure of Eurozone officials to come to terms on new funding plans for ailing Greece prompted liquidations. Amidst European financial instability investors focused their attention on the U.S. dollar, driving the currency steadily higher throughout September. The Swiss franc and Japanese yen declined as investors feared further intervention to devalue the currencies by the countries’ respective financial policy makers.

Energy: Crude oil markets declined as weak economic data in the U.S. and concerns about global economic growth weighed on industrial demand forecasts. Natural gas prices fell because of beliefs the rising inventories in the U.S. would be sufficient to meet demand in the foreseeable future.

Equities: Comments from the U.S. Federal Reserve Chairman stating the U.S. still faced significant obstacles weighed heavily on investor sentiment, resulting in sharp declines in the domestic equity markets. News that rating-agency Moody’s Investors Services was planning to downgrade the credit rating of three major U.S. banks also put pressure on domestic share prices. In Europe, ongoing concerns surrounding possible contagion from a Greek default put pressure on the equity markets.

Fixed Income: Fixed income prices finished the month generally higher as risk-averse investors purchased safer debt instruments. Weak economic data from the U.S. and fears that a Greek debt default could impact the economies of larger more stable nations, also supported safe-haven demand.

Grains/Foods: U.S. Department of Agriculture reports showing strong supply forecasts put heavy pressure on the grains markets, driving corn, wheat, and soybeans nearly 20% lower for the month. Depressed demand from China also played a role in driving grains prices lower. In the softs markets, coffee and sugar prices declined as crop supply forecasts for Brazil were revised higher.

Metals: Gold and silver underwent sharp price declines as the decision to raise margin requirements on key U.S. exchanges prompted liquidations. Base metals dipped because losses in the global equity markets caused investors to liquidate riskier commodities positions.

Sincerely,

David Kavanagh

President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement

(Prepared from books without audit)

For the month ended September 30, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	-$16,488,115	-$814,255
Change In Unrealized Income (Loss)	8,002,833	-22,508,036
Brokerage Commission	-193,906	-2,101,136
Exchange, Clearing Fee and NFA Charges	-99,871	-1,198,070
Other Trading Costs	-851,226	-6,809,386
Change in Accrued Commission	21,403	80,991
Net Trading Income (Loss)	-9,608,882	-33,349,892

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$129,045	$1,899,944
Interest, Other	39,700	569,195
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	72,393
Total Income (Loss)	-9,440,137	-30,808,360

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	563,205	5,389,425
Operating Expenses	187,267	1,707,398
Organization and Offering Expenses	215,485	1,957,079
Brokerage Expenses	4,335,319	40,279,217
Dividend Expenses	0	159,212
Total Expenses	5,301,276	49,492,331

Net Income (Loss)	-$14,741,413	-$80,300,691

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$894,605,866	$891,912,771
Additions	12,864,482	149,089,685
Net Income (Loss)	-14,741,413	-80,300,691
Redemptions	-10,072,940	-78,045,770
Balance at September 30, 2011	$882,655,995	$882,655,995

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,365.522	39,880.14494	$54,457,204	-1.64%	-8.27%
B	$1,160.047	452,857.45089	$525,336,073	-1.69%	-8.72%
Legacy 1	$956.122	6,381.08146	$6,101,090	-1.47%	-6.71%
Legacy 2	$947.447	17,970.56240	$17,026,157	-1.57%	-7.09%
Global 1	$913.981	15,585.03897	$14,244,426	-1.34%	-7.15%
Global 2	$906.062	31,845.92378	$28,854,368	-1.36%	-7.36%
Global 3	$864.225	273,813.79456	$236,636,677	-1.52%	-8.65%

To the best of my knowledge and belief the information contained herein is accurate and complete.

David Kavanagh, President For Dearborn Capital Management, LLC General Partner of Grant Park Futures Fund, Limited Partnership